[Non-binding translation from German]

Invitation to the

Twenty-seventh Annual General Meeting of Shareholders

of SAP AG

having its registered office in Walldorf, Germany

Securities Identification Number (Wertpapierkennnummer): 716 460

ISIN: DE 000 7 164 600

The shareholders in our Company are hereby invited to attend the twenty-seventh annual General Meeting of Shareholders at the SAP Arena, An der Arena 1, 68163 Mannheim, Germany, on Wednesday, May 21, 2014, at 10.00 hrs (Central European Summer Time – CEST).

Overview of Contents

I.	Agenda

1.

Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP AG, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; “HGB”), and the Supervisory Board’s report, each for fiscal year 2013

2.	Resolution on the appropriation of the retained earnings of fiscal year 2013

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2013

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2013

5.	Appointment of the auditors of the financial statements and group annual financial statements for fiscal year 2014

6.	Resolution on the approval of two amendment agreements to existing control and profit and loss transfer agreements between SAP AG and two subsidiaries

7.	Resolution on the approval of a control and profit and loss transfer agreement between SAP AG and a subsidiary

8.	Conversion with change of legal form of the Company to a European Company (SE) and elections to the first Supervisory Board of SAP SE

II.	Information regarding Item 8 b) on the agenda (election of the Supervisory Board members as shareholders’ representatives in SAP SE)

III.	Further information and details concerning the General Meeting of Shareholders

I.	AGENDA

1.

Presentation of the adopted annual financial statements and the approved group annual financial statements, the combined management report and group management report of SAP AG, including the Executive Board’s explanatory notes relating to the information provided pursuant to Sections 289 (4) and (5) and 315 (4) of the German Commercial Code (Handelsgesetzbuch; HGB), and the Supervisory Board’s report, each for fiscal year 2013

These documents and the Executive Board proposal for the appropriation of retained earnings can be viewed on the Internet at www.sap.com/agm and will be available for inspection at the General Meeting of Shareholders.

On March 20, 2014, the Supervisory Board approved the annual financial statements prepared by the Executive Board on February 20, 2014 in accordance with Section 172 sentence 1 German Stock Corporation Act (Aktiengesetz; “AktG”). The annual financial statements have thus been adopted. At the same time, the Supervisory Board also approved the group annual financial statements. In accordance with Section 173 sentence 1 AktG, it is therefore not necessary for the General Meeting of Shareholders to adopt the annual financial statements and to approve the group annual financial statements. The other aforementioned documents, too, must merely be made available to and, pursuant to Section 176 (1) sentence 2 AktG, must be explained at the General Meeting of Shareholders, with no resolution (except in respect of the appropriation of retained earnings) being required.

2.	Resolution on the appropriation of the retained earnings of fiscal year 2013

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

The retained earnings for fiscal year 2013 in the amount of € 7,595,363,764.58, as reported in the annual financial statements, are to be appropriated as follows:

Payment of a dividend in the amount of € 1.00
per no-par value share carrying dividend rights	= €1,193,743,190.00

transfer to other revenue reserves	€400,000,000.00

and carry-forward of the remainder to new account	= €6,001,620,574.58

The dividend amount and the remainder to be carried forward to new account set out in the above resolution proposal are based on a capital stock carrying dividend rights of € 1,193,743,190.00, divided into 1,193,743,190 no-par value shares, as at the date of preparation of the annual financial statements (February 20, 2014).

The number of shares carrying dividend rights may have changed by the time the resolution on the appropriation of retained earnings is passed. If this is the case, the Executive Board and the Supervisory Board will submit an amended resolution proposal on the appropriation of retained earnings to the General Meeting of Shareholders, which will also provide for a distribution of € 1.00 per no-par value share carrying dividend rights. Such amendment will be made as follows: If the number of shares carrying dividend rights, and thus the total dividend amount, decreases, the amount to be carried forward to new account will be increased accordingly. If the number of shares carrying dividend rights, and thus the total dividend amount, increases, the amount to be carried forward to new account will be reduced accordingly.

Payment of the dividend will be effected promptly after the corresponding resolution has been passed by the General Meeting of Shareholders and is expected to take place on or after May 22, 2014.

3.	Resolution on the formal approval of the acts of the Executive Board in fiscal year 2013

The Supervisory Board and the Executive Board propose that the acts of the members of the Executive Board holding office in fiscal year 2013 be formally approved for that period.

4.	Resolution on the formal approval of the acts of the Supervisory Board in fiscal year 2013

The Executive Board and the Supervisory Board propose that the acts of the members of the Supervisory Board holding office in fiscal year 2013 be formally approved for that period.

5.	Appointment of the auditors of the financial statements and group annual financial statements for fiscal year 2014

Following a corresponding recommendation by the audit committee, the Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, be appointed auditors of the financial statements and group annual financial statements for fiscal year 2014.

6.	Resolution on the approval of two amendment agreements to existing control and profit and loss transfer agreements between SAP AG and two subsidiaries

SAP AG concluded control and profit and loss transfer agreements with the following subsidiaries (hereinafter also referred to individually as a “Subsidiary” or collectively as the “Subsidiaries”) each having the legal form of a limited liability company (Gesellschaft mit beschränkter Haftung):

-	control and profit and loss transfer agreement dated August 10, 2006 with SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH, having its registered office in Walldorf;

-	control and profit and loss transfer agreement dated August 10, 2006 with SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, having its registered office in Walldorf.

SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH is a wholly owned direct subsidiary of SAP AG. SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH is a wholly owned direct subsidiary of SAP America, Inc., Pennsylvania, USA, in which SAP AG in turn holds 84.32% of the shares directly and 15.68% of the shares indirectly, i.e. 100% of the shares in total. Therefore, no shares are being held indirectly or directly by any outside shareholders in SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH, either.

SAP AG concluded amendment agreements with each of the two Subsidiaries on March 18, 2014 regarding the control and profit and loss transfer agreements which affect the loss transfer provisions of agreed therein. The amendment agreements are intended to clarify that the references to the statutory loss transfer provisions pursuant to Section 302 AktG already contained in the Agreements always relate to the latest version of Section 302 AktG. This amendment is made in line with the German Act on the Revision and Simplification of Corporate Taxation and of the Tax Law on Travel Expenses (Gesetz zur Änderung und Vereinfachung der Unternehmensbesteuerung und des steuerlichen Reisekostenrechts), which entered into force on February 26, 2013. The Act stipulates that any profit and loss transfer agreements concluded with a limited liability company as the controlled company (Organgesellschaft) must in future contain a dynamic reference to the latest version of Section 302 AktG. The legislature has stipulated a period expiring at the end of December 31, 2014 for the amendment of agreements currently in force while maintaining the fiscal unity (steuerliche Organschaft).

The key provisions of the amendment agreements are as follows:

-	in respect of the assumption of losses, the provisions contained in the latest version of Section 302 AktG shall apply;

-	in all other respects, the two control and profit and loss transfer agreements remain unaffected.

The Executive Board of SAP AG and the management of the respective Subsidiary have drawn up a joint report in which the amended control and profit and loss transfer agreements are described and explained.

SAP AG is the sole direct and/or indirect shareholder of the Subsidiaries, and it will continue to be so at the time of the General Meeting of Shareholders. Therefore, SAP AG is not required to make any compensation or settlement payments to outside shareholders pursuant to Sections 304 and 305 AktG. For the same reason, the agreements do not need to be audited by a contract auditor.

The shareholders’ meetings of both Subsidiaries have already approved the respective amendment agreement. The amendment agreements will, however, take effect only once they have been approved by the General Meeting of Shareholders of SAP AG and subsequently registered in the commercial register for the respective Subsidiary.

The Executive Board and the Supervisory Board propose that the following resolution be adopted:

a)	the amendment agreement to the control and profit and loss transfer agreement with SAP Erste Beteiligungs- und Vermögensverwaltungs GmbH dated March 18, 2014 is approved;

b)	the amendment agreement to the control and profit and loss transfer agreement with SAP Zweite Beteiligungs- und Vermögensverwaltungs GmbH dated March 18, 2014 is approved.

The following documents are available on the Internet at www.sap.com/agm and will also be available for inspection at the General Meeting of Shareholders:

-	the current control and profit and loss transfer agreements between SAP AG and the two Subsidiaries;

-	the amendment agreements to the control and profit and loss transfer agreements between SAP AG and the two Subsidiaries dated March 18, 2014;

-	the annual financial statements and the group annual financial statements, as well as the combined management reports and group management reports, of SAP AG for fiscal years 2011, 2012 and 2013;

-	the annual financial statements of the two Subsidiaries for fiscal years 2011, 2012 and 2013 (pursuant to Section 264 (3) HGB, the Subsidiaries are exempt from the duty to prepare management reports);

-	the joint reports of the Executive Board of SAP AG and the respective managing directors of the two Subsidiaries drawn up pursuant to Section 293a AktG.

7.	Resolution on the approval of a control and profit and loss transfer agreement between SAP AG and a subsidiary

SAP AG and SAP Ventures Investment GmbH, having its registered office in Walldorf, a wholly owned direct subsidiary of SAP AG having the legal form of a limited liability company (hereinafter also referred to as the “Subsidiary”), concluded a control and profit and loss transfer agreement on March 18, 2014 (hereinafter also referred to as the “Agreement”). The key provisions of the Agreement are as follows:

-

The Subsidiary places the management of its company under the control of SAP AG. SAP AG is thus authorized to issue directions to the Subsidiary’s management with respect to the management of the company’s business. The Subsidiary’s management is obligated to comply with such directions. SAP AG may not issue directions to the Subsidiary’s management concerning the amendment, maintenance or termination of the control and profit and loss transfer agreement.

-	The Subsidiary is obligated to transfer all of its profits in accordance with all the provisions contained in the latest version of Section 301 AktG to SAP AG during the term of the Agreement.

-

The Subsidiary may, subject to the consent of SAP AG, only allocate amounts from the annual net profits to the revenue reserves (Gewinnrücklagen) (Section 272 (3) HGB) to the extent this is permissible under applicable commercial law and justified in economic terms on the basis of reasonable commercial assessment. The Subsidiary may withdraw the amounts allocated to the other revenue reserves (Section 272 (3) HGB) during the term of the Agreement from such other revenue reserves and transfer them as profits. The transfer of amounts resulting from the withdrawal from other revenue reserves which were set up prior to the beginning of the Agreement, or from capital reserves, is excluded.

-

The obligation to transfer profits will apply for the first time for the full fiscal year of the Subsidiary in which the Agreement takes effect. The claim for the transfer of profits arises and falls due at the end of the Subsidiary’s balance sheet date.

-

During the term of the Agreement, SAP AG is obligated to assume any losses generated by the Subsidiary in line with the provisions contained in the latest version of Section 302 AktG. The obligation to assume losses will apply for the first time with respect to the full fiscal year of the Subsidiary during which the Agreement takes effect.

-

The Agreement will take effect upon its registration in the commercial register for the Subsidiary. However, the Agreement, only with regard to its Clause 1 (i.e. in respect of the control-related terms thereof) will only become effective upon the registration of the Agreement in the commercial register for the Subsidiary. In all other respects, i.e. with regard to the provisions on the transfer of profits and assumption of losses, the Agreement applies with retroactive effect from the beginning of the fiscal year of the Subsidiary during which the Agreement is registered in the commercial register for the Subsidiary.

-

The Agreement is concluded for a fixed term of five full years (Zeitjahre), calculated as from the beginning of the fiscal year in which the Agreement becomes effective upon registration in the commercial register for the Subsidiary.

-	In the event that the five full years end during a current fiscal year of the Subsidiary, the minimum contractual term is extended to the end of that fiscal year.

-

After the expiration of the minimum contractual term, the Agreement shall continue for an indefinite period, unless it is terminated in writing giving three months’ notice to the end of the calendar year, taking into account the minimum contractual term.

-

The right of either party to terminate the Agreement for cause (aus wichtigem Grund) without observing any notice period remains unaffected. SAP AG is in particular entitled to terminate the Agreement for cause in the event that SAP AG ceases to hold the majority of the voting rights in the Subsidiary, disposes of or contributes the shares in the Subsidiary, or SAP AG or the Subsidiary are merged, split or liquidated or an outside shareholder acquires shares in the Subsidiary for the first time within the meaning of Section 307 AktG.

-

Should one or more provisions of the Agreement be or become invalid or impracticable or should the Agreement contain one or more gaps, the validity of the remaining provisions of the Agreement shall remain unaffected. Instead of any invalid or impracticable provision, a provision shall apply that comes as close as legally permissible to the economic result of the invalid or impracticable provision. Instead of any gap, a provision shall apply that would have been agreed by the parties in view of their economic intent if they had been aware of the gap.

-

For the purpose of construing individual provisions of the Agreement, the provisions contained in the latest version of Sections 14 and 17 of the German Corporate Income Tax Act (Körperschaftsteuergesetz; “KStG”) or any relevant successor provisions must be observed. Insofar as individual provisions of the Agreement conflict with the provision on the assumption of losses in Clause 3 (1), Clause 3 (1) shall prevail over these provisions.

SAP AG is the sole shareholder in the Subsidiary, and it will continue to be so at the time of the General Meeting of Shareholders. Therefore, SAP AG is not required to make any compensation or settlement payments to outside shareholders of the Subsidiary pursuant to Sections 304 and 305 AktG. For the same reason, the agreements do not need to be audited by a contract auditor.

The control and profit and loss transfer agreement requires the approval of both the General Meeting of Shareholders of SAP AG and the shareholders’ meeting of the Subsidiary to take effect. The shareholders’ meeting of the Subsidiary has already approved the agreement.

The Executive Board and the Supervisory Board propose that the control and profit and loss transfer agreement concluded on March 18, 2014 between SAP AG and SAP Ventures Investment GmbH be approved.

The following documents are available on the Internet at www.sap.com/agm and will also be available for inspection at the General Meeting of Shareholders:

-	the control and profit and loss transfer agreement between SAP AG and the Subsidiary dated March 18, 2014;

-	the annual financial statements and the group annual financial statements, as well as the combined management reports and group management reports, of SAP AG for fiscal years 2011, 2012 and 2013;

-

the opening balance sheet of the Subsidiary and the annual financial statements of the Subsidiary for the short fiscal year 2012 and fiscal year 2013 (pursuant to Section 264 (1) sentence 4 HGB, the Subsidiary as a small company limited by shares is exempt from the duty to prepare management reports); and

-	the joint reports of the Executive Board of SAP AG and the management of the Subsidiary drawn up pursuant to Section 293a AktG.

8.	Conversion with change of legal form of the Company to a European Company (SE) and elections to the first Supervisory Board of SAP SE

a)

The Executive Board and the Supervisory Board propose that the following resolution be adopted, although pursuant to Section 124 (3) sentence 1 AktG, only the Supervisory Board – based on a corresponding recommendation by the audit committee – proposes the appointment of the auditors for the first fiscal year of the future SAP SE (Section 8 of the Conversion Plan):

The Conversion Plan dated March 21, 2014 (deeds of notary public Dr Hoffmann-Remy, with office in Heidelberg, notary’s office 5 of Heidelberg, roll of deeds no. 5 UR 493/2014 and 500/2014) concerning the conversion of SAP AG to a European Company (Societas Europaea, SE) is approved; the Articles of Incorporation of SAP SE attached to the Conversion Plan as an annex are adopted; with regard to Section 4 (1) and (5) through (8) of the Articles of Incorporation of SAP SE, Section 3.5 of the Conversion Plan shall apply.

b)	The Supervisory Board proposes that the following persons be elected as shareholders’ representatives to the first Supervisory Board of SAP SE:

(i)	Prof. Dr h. c. mult. Hasso Plattner,

resident in Schriesheim, Germany

Chairman of the Supervisory Board of SAP AG

(ii)	Pekka Ala-Pietilä,

resident in Helsinki, Finland,

Chairman of the Board of Directors of Solidium Oy, Helsinki, Finland

(iii)	Prof. Anja Feldmann, Ph.D.,

resident in Berlin, Germany

Professor at the Electrical Engineering and Computer Science Faculty (Chair of Intelligent Networks and Management of Distributed Systems) at the Technische Universität Berlin, Germany

(iv)	Prof. Dr Wilhelm Haarmann,

resident in Kronberg im Taunus, Germany

Attorney-at-law, certified public auditor, certified tax advisor, partner of Linklaters LLP Rechtsanwälte Notare Steuerberater, Frankfurt am Main, Germany

(v)	Bernard Liautaud,

resident in London, United Kingdom,

General Partner at Balderton Capital, London, United Kingdom

(vi)	Dr h. c. Hartmut Mehdorn,

resident in Frankfurt am Main, Germany

CEO of Flughafen Berlin Brandenburg GmbH, Berlin, Germany

(vii)	Dr Erhard Schipporeit,

resident in Hanover, Germany

Independent Management Consultant

(viii)	Jim Hagemann Snabe,

resident in Copenhagen, Denmark

Co-CEO of SAP AG (up to the close of the annual General Meeting of Shareholders on May 21, 2014) and Managing Director of Snabe ApS, Copenhagen, Denmark

(ix)	Prof. Dr-Ing. Dr-Ing. E. h. Klaus Wucherer,

resident in Ungelstetten, Germany

Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany,

in each case for a term ending at the close of the annual General Meeting of Shareholders at which the acts of the Supervisory Board were formally approved for the fourth fiscal year following commencement of the term of office, not counting the fiscal year in which their term of office commences, and with the total term not exceeding six years.

The Conversion Plan and the Articles of Incorporation of SAP SE read as follows:

CONVERSION PLAN

concerning the change of legal form

of SAP AG, having its registered office in Walldorf, Germany,

to a

Societas Europaea (“SE”)

Preamble

SAP AG (“SAP AG” or the “Company”) is a stock corporation (Aktiengesellschaft) under German law having its registered office and head office in Walldorf, Germany. It is registered in the commercial register of the Local Court (Amtsgericht) of Mannheim under HRB 350269. Its business address is Dietmar-Hopp-Allee 16, 69160 Walldorf, Germany. SAP AG is the parent company of the SAP group, an international producer and distributor of enterprise application software. SAP AG holds the shares in the companies of the SAP group either directly or indirectly.

As of today’s date, SAP AG has a capital stock of € 1,228,504,232.00, which is divided into the same number of no-par value shares. The pro rata amount of SAP AG’s capital stock represented by each share is € 1.00. In accordance with Section 4 (2) of SAP AG’s Articles of Incorporation, the shares are bearer shares.

SAP AG is to be converted, in accordance with Article 2 (4) in conjunction with Article 37 of Council Regulation (EC) No. 2157/2001 of October 8, 2001 on the Statute for a European Company (SE) (the “SE Regulation”), to a European Company (Societas Europaea, SE). In addition, the conversion will be governed by the provisions of the German Act Implementing Council Regulation (EC) No 2157/2001 of October 8, 2001 on the Statute for a European Company (SE) (Gesetz zur Ausführung der Verordnung (EG) Nr. 2157/2001 des Rates vom 8. Oktober 2001 über das Statut der Europäischen Gesellschaft (SE) – SE-Ausführungsgesetz; “SE-AG”) of December 22, 2004 and the German Act on the Involvement of Employees in European Companies (Gesetz über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft – SE-Beteiligungsgesetz; “SEBG”) of December 22, 2004.

The Company is to maintain its registered office and head office in Germany.

The legal form of the SE is the only supranational legal form under European law available to a listed company which has its registered office in Germany. The proposed change of legal form from a stock corporation (Aktiengesellschaft) to a European Company is to manifest SAP’s self-image as an international player with European roots. Presenting itself as a European Company thus reflects the importance of the Company’s European and international operations. The legal form of the European Company also enables the Company to develop, together with representatives of the European workforce, a model for the involvement of the employees which is tailored to the needs of the Company. It can thus be ensured that both the corporate governance structure of SAP and the work of its corporate organs are optimized. An important step in this development is the opportunity to be able to limit the size of the Supervisory Board to 18 members (and possibly to 12 members in the future – see Section 7.4 below). Without the change of legal form to the SE, in contrast, a larger Supervisory Board comprising 20 members would be inevitable having regard to the development of the number of German employees, which would adversely affect the efficiency of the work of the Supervisory Board. Following the change of legal form to the SE, the Supervisory Board will continue to be composed of an equal number of shareholders’ and employees’ representatives, i.e. half of its members will be employees’ representatives. However, these representatives will in future not be – directly or indirectly – exclusively appointed by the German employees of the SAP group and the German trade unions, but also – directly or indirectly – with the involvement of the employees and trade unions from other member states of the European Union (“EU”) and the signatory states to the Agreement on the European Economic Area (“EEA”). The legal form of a European Company thus presents an opportunity for the Company to reflect its international character even more strongly in the future also with regard to the employees’ representatives on the Supervisory Board.

The Executive Board of SAP AG has therefore drawn up the following Conversion Plan:

1.	CONVERSION OF SAP AG TO SAP SE

In accordance with Article 2 (4) in conjunction with Article 37 of the SE Regulation, SAP AG will be converted to a European Company (Societas Europaea, SE).

SAP AG has for many years had numerous subsidiaries which are governed by the laws of other EU member states, including SAP Österreich GmbH, having its registered office in Vienna, Austria, registered in the commercial register (Firmenbuch) of the Commercial Court (Handelsgericht) of Vienna, Austria, under number FN 80230 k, which became a member of the SAP group in 1986 and has been a direct wholly owned subsidiary of SAP AG since 1992. Since SAP AG has thus had a subsidiary which is governed by the laws of another member state for more than two years, the requirements for the conversion of SAP AG to SAP SE pursuant to Article 2 (4) of the SE Regulation have been fulfilled.

The conversion of SAP to an SE will lead neither to the liquidation of SAP AG nor to the formation of a new legal entity. Since the identity of the legal entity itself will be preserved, no transfer of assets will take place. The Company will continue to exist in the legal form of SAP SE. Moreover, since the identity of the legal entity itself will be preserved, the shareholders’ interests in the Company will continue to exist without change.

Like SAP AG, SAP SE will have a two-tier management structure, comprising an Executive Board (management organ within the meaning of Article 38 of the SE Regulation) and a Supervisory Board (supervisory organ within the meaning of Article 38 of the SE Regulation).

2.	EFFECTIVE DATE OF THE CONVERSION

The conversion will become effective upon registration in the commercial register for SAP AG (the “Conversion Date”).

3.	NAME, REGISTERED OFFICE, CAPITAL AND ARTICLES OF INCORPORATION OF SAP SE

3.1	The name of the SE is “SAP SE”.

3.2	The registered office of SAP SE and its head office are in Walldorf, Germany.

3.3

The entire capital stock of SAP AG, in the amount existing on the Conversion Date (currently € 1,228,504,232.00) and as divided into no-par value bearer shares on that date (currently 1,228,504,232), will form the capital stock of SAP SE. The persons and companies who are shareholders of SAP AG on the Conversion Date will become shareholders of SAP SE holding the same amounts of capital stock of, and the same amount of no-par value bearer shares in, SAP SE as they did in respect of SAP AG immediately prior to the Conversion Date. The notional portion of capital stock represented by each no-par value share (currently € 1.00) will remain the same as immediately prior to the Conversion Date.

3.4

SAP SE will adopt the Articles of Incorporation attached hereto as an Annex, which form an integral part of this Conversion Plan. However, the special provisions set out in Section 3.5 below apply in respect of Section 4 (1) and (5) through (8).

3.5	In the Articles of Incorporation of SAP SE, and in each case on the Conversion Date,

(a)

the amount of capital stock of and its division into no-par value shares in SAP SE (Section 4 (1) of the Articles of Incorporation of SAP SE) corresponds to the amount of capital stock of and its division into no-par value shares in SAP AG (Section 4 (1) of the Articles of Incorporation of SAP AG);

(b)

the amount of authorized capital pursuant to Section 4 (5) of the Articles of Incorporation of SAP SE corresponds to the amount of the remaining authorized capital pursuant to Section 4 (5) of the Articles of Incorporation of SAP AG;

(c)

the amount of authorized capital pursuant to Section 4 (6) of the Articles of Incorporation of SAP SE corresponds to the amount of the remaining authorized capital pursuant to Section 4 (6) of the Articles of Incorporation of SAP AG;

(d)

the amount and number of shares of the contingent capital pursuant to Section 4 (7) of the Articles of Incorporation of SAP SE correspond to the amount and number of shares of the remaining contingent capital pursuant to Section 4 (7) of the Articles of Incorporation of SAP AG;

(e)

the amount of authorized capital pursuant to Section 4 (8) of the Articles of Incorporation of SAP SE corresponds to the amount of the remaining authorized capital pursuant to Section 4 (8) of the Articles of Incorporation of SAP AG,

with the status existing immediately prior to the Conversion Date being decisive in each case. In this regard, the contingent capital of SAP AG as resolved by the General Meeting of Shareholders on May 25, 2011 – to the extent still existing immediately prior to the Conversion Date – will continue to exist as contingent capital of SAP SE.

The Supervisory Board of SAP SE is authorized and at the same time instructed to make any amendments ensuing from this Section 3.5 in respect of the amounts specified therein and the different types of capital, as well as any amendments as the register court may require as a condition for registering the conversion to the attached version of the Articles of Incorporation of SAP SE before the conversion is registered in the commercial register for SAP AG, provided in each case that they only relate to the wording.

3.6

The authorization granted by the General Meeting of Shareholders on June 4, 2013 to purchase and use treasury shares in accordance with Section 71 (1) no. 8 of the German Stock Corporation Act (Aktiengesetz; “AktG”), with the possible exclusion of shareholders’ subscription rights and any shareholders’ rights to offer shares, will continue to apply until June 3, 2018, and will thus, potentially, also apply for the Executive Board of SAP SE, provided that the conversion of SAP AG to an SE has been completed by this date.

3.7

The authorization granted by the General Meeting of Shareholders on May 25, 2011 to issue convertible bonds and warrant-linked bonds and to exclude the shareholders’ subscription rights in this context will continue to apply until May 24, 2016, and will thus, potentially, also apply for the Executive Board of SAP SE, provided that the conversion of SAP AG to an SE has been completed by this date.

3.8	Shareholders who object to the conversion will not be offered any compensation in cash, as this is not provided for by law.

4.	EXECUTIVE BOARD

Without prejudice to the decision-making competence under corporate law of the Supervisory Board of SAP SE, it is expected that the following current members of the Executive Board of SAP AG will be appointed members of the Executive Board of SAP SE: William Richard (Bill) McDermott (CEO), Gerhard Oswald and Dr Vishal Sikka. Furthermore, without prejudice to the decision-making competence under corporate law of the Supervisory Board of SAP SE, Luka Mucic, who was appointed member of the Executive Board of SAP AG with effect as of July 1, 2014, is also expected to be appointed member of the Executive Board of SAP SE. Dr Werner Brandt’s term of office will expire on June 30, 2014; he is scheduled to resign from the Executive Board at the end of June 30, 2014, i.e. prior to the anticipated effective date of the change of legal form.

5.	SUPERVISORY BOARD

5.1

Pursuant to Section 10 of the Articles of Incorporation of SAP SE (see the Annex), a Supervisory Board will be set up at SAP SE which will no longer comprise 16 members, as is currently the case with SAP AG, but will instead comprise 18 members. Of the 18 members, nine will be employees’ representatives. The selection and appointment of such members is governed by the agreement on the involvement of employees in the SE (“SAP Agreement on Employee Involvement”) concluded on March 10, 2014 in accordance with the SEBG.

5.2

The terms of office of both the shareholders’ representatives and the employees’ representatives on the Supervisory Board of SAP AG will end once the conversion has taken effect, i.e. upon registration of the conversion in the commercial register for SAP AG.

The nine shareholders’ representatives on the first Supervisory Board of SAP SE are to be elected by the General Meeting of Shareholders of SAP AG on May 21, 2014. In this regard, the Supervisory Board proposes to the above-mentioned General Meeting of Shareholders under Item 8 lit. b) on the agenda to appoint the following persons as members of the first Supervisory Board of SAP SE, with the General Meeting of Shareholders not being bound by these nominations:

(a)	Prof. Dr h. c. mult. Hasso Plattner, resident in Schriesheim, Germany, Chairman of the Supervisory Board of SAP AG,

(b)	Pekka Ala-Pietilä, resident in Helsinki, Finland, Chairman of the Board of Directors of Solidium Oy, Helsinki, Finland,

(c)

Prof. Anja Feldmann, Ph.D., resident in Berlin, Germany, Professor at the Electrical Engineering and Computer Science Faculty (Chair of Intelligent Networks and Management of Distributed Systems) at the Technische Universität Berlin, Germany,

(d)

Prof. Dr Wilhelm Haarmann, resident in Kronberg im Taunus, Germany, Attorney-at-law, certified public auditor, certified tax advisor, partner of Linklaters LLP Rechtsanwälte Notare Steuerberater, Frankfurt am Main, Germany,

(e)	Bernard Liautaud, resident in London, United Kingdom, General Partner at Balderton Capital, London, United Kingdom,

(f)	Dr h. c. Hartmut Mehdorn, resident in Frankfurt am Main, Germany, CEO of Flughafen Berlin Brandenburg GmbH, Berlin, Germany,

(g)	Dr Erhard Schipporeit, resident in Hanover, Germany, Independent Management Consultant,

(h)

Jim Hagemann Snabe, resident in Copenhagen, Denmark, co-CEO of SAP AG (up to the close of the annual General Meeting of Shareholders on May 21, 2014) and Managing Director of Snabe ApS, Copenhagen, Denmark,

(i)	Prof. Dr-Ing. Dr-Ing. E. h. Klaus Wucherer, resident in Ungelstetten, Germany, Managing Director of Dr. Klaus Wucherer Innovations- und Technologieberatung GmbH, Erlangen, Germany.

The first employees’ representatives on the first Supervisory Board of SAP SE have already been appointed under the SAP Agreement on Employee Involvement (see Section 7.4).

6.	INFORMATION AS REGARDS THE PROCEDURE FOR THE AGREEMENT ON THE INVOLVEMENT OF EMPLOYEES IN SAP SE

6.1	Principles on the involvement of the employees in SAP SE

(a)

The involvement of the employees in SAP SE was determined by means of the procedure as provided for in the German Act on the Involvement of Employees in a European Company (Gesetz über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft – SE-Beteiligungsgesetz; SEBG). Pursuant to the SEBG, negotiations are provided for which are to be held between the management of the company involved in the formation of the SE – in the present case the Executive Board (Vorstand) of SAP AG – and the employees, who are represented in this regard by a Special Negotiating Body (the “SNB”) which is determined by them or their representations (as regards the negotiating procedure see Section 6.4). The members of the SNB are representatives of the employees employed in an EU member state or in an EEA contract state (“Member State”) with a company directly involved in the conversion – in the present case SAP AG – or its subsidiaries and establishments. The number of the seats in the SNB which is allocated to the single Member States is determined pursuant to the provisions of the SEBG in line with the number of employees employed in the Member State concerned (see Section 6.3).

(b)

The aim of the negotiating procedure is to reach an agreement on the involvement of employees in SAP SE which, in the present case, was entered into on March 10, 2014 (SAP Agreement on Employee Involvement). As regards the terms of the SAP Agreement on Employee Involvement see Section 6.4(a) below. In this context, the following terms have the meaning as set out below:

•

Involvement of the employees: Any procedure – including information, consultation, and participation – by means of which the employees’ representatives can exercise influence on the Company’s resolutions.

•

Rights of involvement: Rights to which the employees and their representatives are entitled as regards information, consultation, participation, and other involvement. This may include such rights being exercised in group companies of the SE.

•

Information: The SE Works Council or other employees’ representatives being informed by the management of the SE on matters affecting the SE itself or one of its subsidiaries or establishments in another Member State or exceeding the powers of competent organs at the level of the single Member State. The time, form, and contents of such information are to be selected in such form that the employees’ representatives can examine in detail the effects to be expected and, if required, can prepare a consultation with the management of the SE.

•

Consultation: The establishment of a dialogue and an exchange of opinion between the SE Works Council or other employees’ representatives and the management of the SE or another management level which is competent and has decision-making powers. The time, form, and contents of the consultation shall allow the SE Works Council to make a statement, on the basis of the information provided, as regards the measures planned by the management of the SE, which can be taken into account in the course of the decision-making process within the SE.

•

Participation: Influence exercised by the employees on matters of a company (i) by exercising the right to elect or appoint some of the members of the company’s supervisory or administrative organs or (ii) by exercising the right to recommend or reject the appointment of some or all of the members of the company’s supervisory or administrative organs.

6.2	Institution of the negotiating procedure

The procedure for agreeing upon the involvement of the employees was instituted in line with the provisions of the SEBG. Pursuant thereto, it is provided for that the management of the company involved in the conversion – in the present case the Executive Board of SAP AG – initially informs the employees or their representatives about the planned conversion and requests them to establish an SNB.

Pursuant to Section 4 SEBG, the information to be provided to the employees’ representations or the employees, respectively, included (i) the identity and structure of the company involved in the conversion – in the present case SAP AG – and of its subsidiaries and establishments affected by the conversion and in which Member States they are located, (ii) the employees’ representations existing in these companies and establishments, (iii) the number of employees employed with the companies and establishments at the time the information is provided and, determined on that basis, the total number of employees employed in a Member State, and (iv) the number of employees who are entitled at the time the information is provided to participation rights in the organs of the companies concerned.

The Executive Board of SAP AG informed the employees’ representations or the employees, respectively, in Germany and in the Member States in which SAP has employees with the letter dated June 3, 2013 about the planned conversion of SAP AG to the legal form of an SE and requested them to establish an SNB. Following the acquisition of the participation in the Swiss hybris AG, the Executive Board of SAP AG informed the employees’ representations or the employees, respectively, with the letter dated August 9, 2013 about this and the planned conversion to the legal form of an SE and, to the extent that the determination of the national SNB members was not yet completed, requested them again to elect or appoint, respectively, the SNB members.

6.3	Establishment and composition of the SNB

The establishment and composition of the SNB of SAP AG are stipulated in Section 5 (1) SEBG.

For the employees of the relevant company – in the present case SAP AG – employed in the single Member States and of its subsidiaries and establishments having employees in the Member States, members of the SNB are elected or appointed. For each share of the employees employed in a certain Member State which accounts for 10% of the total number of the employees employed in all Member States with the company concerned and its subsidiaries or establishments or for a fraction thereof, one member from such Member State is to be elected or appointed for the SNB.

At the time of the information being provided as specified in Section 6.2 above to the employees’ representations and the employees on June 3, 2013, a total number of 30,340 employees were employed with companies of SAP AG and its subsidiaries in the Member States (including Germany) (the “SAP-Group”). The number of the employees of the SAP-Group and in which Member States they are located as well as the number of national SNB members determined on that basis are set out in the table below:

Member State	Number of employees	Share in %	Number of seats in the SNB

Belgium	264	0.870	1

Bulgaria	522	1.721	1

Denmark	197	0.649	1

Germany	19,934	65.702	7

Estonia	1	0.003	1

Finland	189	0.623	1

France	1,984	6.539	1

Greece	50	0.165	1

Ireland	1,183	3.899	1

Italy	572	1.885	1

Croatia[1]	14	0.046	1

Latvia	3	0.010	1

Lithuania	2	0.007	1

Luxembourg	7	0.023	1

Netherlands	541	1.783	1

Norway	96	0.316	1

Austria	401	1.322	1

Poland	120	0.396	1

Portugal	149	0.491	1

Romania	288	0.949	1

Sweden	164	0.541	1

Slovakia	223	0.735	1

Slovenia	24	0.079	1

Spain	536	1.767	1

Czech Republic	866	2.854	1

Hungary	420	1.384	1

United Kingdom	1,588	5.234	1

Cyprus	2	0.007	1

Total	30,340	100	34

[1]

Croatia has become a member of the European Union effective July 1, 2013. The Executive Board of SAP AG, thus, took into account, within the information dated June 3, 2013, the employees of the Croatian subsidiary in Croatia and provided the information also to such employees of the SAP-Group.

Effective August 1, 2013, SAP Holdings (UK) Ltd., a newly established wholly-owned subsidiary of SAP Ireland (US) Financial Services Ltd. (“IRUSFS”), acquired an interest of 100% in hybris AG, which has subsidiaries having employees in the Member States, Germany, France, Italy, the Netherlands, Poland, Sweden, and the United Kingdom. SAP AG holds, through several other wholly-owned subsidiaries, all shares of IRUSFS. With the acquisition, hybris AG, thus, became an indirect wholly-owned subsidiary of SAP AG.

Given the acquisition of hybris AG and its subsidiaries (the “hybris Group”), the Executive Board of SAP AG provided further information in the letter dated August 9, 2013. Such information included inter alia the number of employees of the SAP-Group, which changed as a result of the acquisition of the hybris Group, and in which Member States they are located, as set out in the table below. However, the change of the number of the employees, which resulted from the hybris Group joining, did not affect the allocation of seats in the SNB, as can be seen in the table:

Member State	Number of employees	Share in %	Number of seats in the SNB

Belgium	264	0.86	1

Bulgaria	522	1.70	1

Denmark	197	0.64	1

Germany	20,155	65.48	7

Estonia	1	0.003	1

Finland	189	0.61	1

France	2,006	6.52	1

Greece	50	0.16	1

Ireland	1,183	3.84	1

Italy	579	1.88	1

Croatia	14	0.05	1

Latvia	3	0.01	1

Lithuania	2	0.01	1

Luxembourg	7	0.02	1

Netherlands	550	1.79	1

Norway	96	0.31	1

Austria	406	1.32	1

Poland	237	0.77	1

Portugal	149	0.48	1

Romania	288	0.94	1

Sweden	172	0.56	1

Slovakia	223	0.72	1

Slovenia	24	0.08	1

Spain	536	1.74	1

Czech Republic	866	2.81	1

Hungary	420	1.36	1

United Kingdom	1,640	5.33	1

Cyprus	2	0.01	1

Total	30,781	100	34

Luxembourg, Latvia, and Cyprus did not elect or appoint any members of the SNB and Austria, due to national provisions being opposed to this, did not nominate a member for the SNB, thus, the SNB – the employees of the hybris Group being taken into account – had 30 members.

To the extent that, during the SNB’s activities, changes occur affecting the structure or the number of employees of the SAP-Group employed in a single Member State in such form that the composition of the SNB would change, the SNB is to be re-established accordingly (Section 5 (4) SEBG). However, such changes did not occur during the SNB’s activities, thus, no re-establishment was carried out.

6.4	Negotiating procedure and agreement on the involvement of employees in SAP SE

The management – in the present case the Executive Board of SAP AG – invites to the constitutive meeting of the SNB, when all members of the SNB have been determined or after expiration of ten weeks’ time following the information being provided to the employees and the request being made to establish the SNB; this will also be made, if – due to fault on the employees’ part – not all members of the SNB have been determined. On the date specified in the invitation, the six months’ negotiating period pursuant to Section 20 SEBG commences, which may be extended by amicable agreement between the SNB and the management up to a total period of one year.

In its letters dated August 14, 2013 and August 26, 2013, the Executive Board of SAP AG invited to a first meeting of the SNB, to be held on September 9/10, 2013, the constitutive meeting being scheduled for September 9, 2013. The constitutive meeting took place on September 9, 2013. Thus, the negotiating period would have expired – unless an extension by up to six months had amicably been agreed upon – on Monday, March 10, 2014.

(a)	Agreement on the involvement of employees

The aim of the negotiations is to reach an agreement on employee involvement with the content of Section 21 SEBG.

Pursuant thereto, an agreement on employee involvement is to stipulate in particular the following issues:

-

Scope of the agreement on employee involvement (including the companies and establishments located outside the Member States’ territory, if they are included in the scope of the agreement on employee involvement);

-	if an SE Works Council is to be established:

•	composition of the SE Works Council: number of members, allocation of seats, including the effects of substantial changes to the number of employees of the SE;

•	powers and procedures for information of and consultation with the SE Works Council;

•	frequency of the meetings of the SE Works Council;

•	financial and material resources to be made available to the SE Works Council;

-	if no SE Works Council is to be established: terms for the implementation of the information and consultation procedures as regards the employees;

-	if an agreement on participation is entered into:

•	number of the members of the supervisory organ of the SE who can be appointed or elected, respectively, by the employees or whose appointment can be rejected or recommended by the employees;

•	procedure by means of which the employees can elect or appoint these members or can reject or recommend the appointment;

•	the rights of these members;

-	time when the agreement on employee involvement takes effect and its term;

-	cases in which the agreement on employee involvement is to be re-negotiated and the approach to be taken in that regard.

Moreover, the agreement on employee involvement may include further provisions.

In the present case, the negotiating period pursuant to Section 20 (1) SEBG commenced with the constitutive meeting of the SNB. The negotiations were closed by the SAP Agreement on Employee Involvement being entered into on March 10, 2014. The details for the establishment of the SE Works Council of SAP SE and its rights of involvement as well as the participation of the employees in the Supervisory Board of SAP SE are provided for therein.

(b)	Costs of the negotiating procedure and the establishment of the SNB

The costs incurred due to the establishment and the activities of the SNB are borne by SAP AG or, following the conversion taking effect, by SAP SE, respectively. The duty to bear the costs refers to the material and personal costs related to the activities of the SNB, including the negotiations, in particular for rooms and equipment (such as telephone, fax, technical literature), interpretation and office staff in the context of the negotiations as well as the necessary travel and accommodation expenses of the SNB members.

(c)	Involvement rights under national law and European Works Council

The conversion of SAP AG to SAP SE does not affect the in-house involvement rights to which the employees are entitled under national law. However, the European Works Council established at European level will cease to exist pursuant to Section 47 (1) no. 2 SEBG.

7.	OTHER EFFECTS OF THE CONVERSION CONCERNING THE EMPLOYEES AND THEIR REPRESENTATIONS

The following effects concerning the employees and their representations are given rise to by the conversion:

7.1

The rights and duties of the employees under the existing employment agreements remain applicable and unaffected. This also applies as regards the company involved itself; Section 613a of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”) is not applicable to the conversion since no transfer of an undertaking is effected due to the legal entities being identical.

7.2

The shop agreements, collective bargaining agreements, and other collective employment arrangements applicable to the employees of the SAP-Group will remain applicable in the same form in line with the agreements concerned.

7.3

As regards the existing employees’ representations in the companies and establishments of the SAP-Group, the conversion will not give rise to any changes. The existing local and supralocal employees’ representations are maintained. However, the European Works Council established at European level ceases to exist pursuant to Section 47 (1) sentence 2 SEBG and is replaced with the SE Works Council (cf. in this regard Section 6.4(c)). The SE Works Council is competent, pursuant to Part I Clause 1.2 of the SAP Agreement on Employee Involvement, for transnational matters. It has 34 members from the area in which the SAP Agreement on Employee Involvement is applicable, i.e. the Member States in which SAP SE and its subsidiaries have employees. Pursuant to Part I Clause 2.1 of the SAP Agreement on Employee Involvement, Member States with less than ten employees can request to be represented by another Member State.

7.4

Upon the conversion, SAP SE will cease to be subject to the participation pursuant to the German Codetermination Act of 1976 (Mitbestimmungsgesetz; “MitbestG 1976”). Instead, the participation of the employees in the Supervisory Board of SAP SE will be subject to Part II of the SAP Agreement on Employee Involvement, which in this regard ensures the same scope of entrepreneurial participation as it is currently applicable in SAP AG. Thus, half of the members of the Supervisory Board of SAP SE will be employees’ representatives (cf. Part II Clause 2.1 of the SAP Agreement on Employee Involvement). Pursuant to Part II Clause 2.2 of the SAP Agreement on Employee Involvement, the Supervisory Board of SAP SE will initially have 18 members, i.e. nine employees’ representatives. Temporarily, until the close of the 2015 annual General Meeting of Shareholders, the following persons are appointed as members of the Supervisory Board pursuant to the SAP Agreement on Employee Involvement (Part II, Clause 3.2.1): Christiane Kuntz-Mayr and, as substitute, Christine Regitz (both Germany), Kurt Reiner and, as substitute, Sebastian Wagner (both Germany), Lars Lamadé and, as substitute, Stefan Hirschenberger (both Germany), Margret Klein-Magar and, as substitute, Ulrich Marquard (both Germany), Mario Rosa-Bian and, as substitute, Uwe Riegler (both Germany), Panagiotis Bissiritsas and, as substitute, Robert Kupler (both Germany), Stefan Schulz and, as substitute, Torsten Kipping (both Germany), Catherine Bordelon and, as substitute, Marc De Gibon (both France), and, in their capacity as members of the SNB, Steffen Leskovar (Slovenia) and, as substitute, Pascal Demat (Belgium).

The procedure for the determination of the employees’ representatives on the first Supervisory Board of SAP SE for the time following the close of the 2015 annual General Meeting of Shareholders will commence without undue delay following the SAP Agreement on Employee Involvement taking effect. In this regard, the seats will be allocated as follows: Seven seats will be allocated to Germany, two thereof to union representatives, one to the executive employees, and one to a German member of the SE Works Council. According to Part II Clause 3.3.2 of the SAP Agreement on Employee Involvement, the first six employees’ representatives allocated to Germany will be elected by the employees employed in Germany by direct vote. One seat will be allocated to France and another seat to a member of the SE Works Council from a country which is not represented by the other eight seats; this member will be determined by the SE Works Council.

As soon as all employees’ representatives have been determined in line with this procedure, the SE Works Council shall appoint in its next regular meeting the so determined employees’ representatives with effect as of the close of the 2015 annual General Meeting of Shareholders for a term of office ending simultaneously with the regular term of office of the shareholders’ representatives of the first Supervisory Board of SAP SE.

Pursuant to Part II Clause 2.2 of the SAP Agreement on Employee Involvement, the Articles of Incorporation of SAP SE may be amended to the effect that the Supervisory Board will have twelve members and, consequently, six employees’ representatives. Such resolution amending the Articles of Incorporation may be adopted, pursuant to the SAP Agreement on Employee Involvement, at the earliest in the 2018 annual General Meeting of Shareholders (and may not take effect prior to the term of office commencing upon the close of the 2019 annual General Meeting of Shareholders) and, pursuant to the SAP Agreement on Employee Involvement, it will require an identical proposal as regards the amendment of the Articles of Incorporation being submitted by the Supervisory Board and the Executive Board to the General Meeting of Shareholders pursuant Section 124 (3) AktG.

7.5	Finally, no measures are provided for or planned to be taken due to the conversion which could affect the situation of the employees.

8.	AUDITORS

KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin, Germany, are appointed as auditors for the first fiscal year of SAP SE. The first fiscal year of SAP SE is the calendar year in which the conversion of SAP AG to SAP SE is registered in the commercial register for SAP SE.

9.	NO ADDITIONAL RIGHTS OR SPECIAL PRIVILEGES

9.1

No rights will be granted to any persons within the meaning of Section 194 (1) no. 5 of the German Conversion Act (Umwandlungsgesetz; “UmwG”) and/or Article 20 (1) sentence 2 (f) of the SE Regulation besides the shares referred to in Section 3.3, and no special arrangements are to be made for such persons.

9.2

No special advantages will be granted to persons within the meaning of Article 20 (1) sentence 2 (g) of the SE Regulation in connection with the conversion, except as set out in Sections 4 and 5.2 (2).

10.	COSTS OF FORMATION/CONVERSION

The costs of conversion, up to a maximum of € 4 million, will be borne by the Company.

Walldorf, March 21, 2014

SAP AG

The Executive Board

Annex: Articles of Incorporation of SAP SE

Articles of Incorporation of

SAP SE

Registered and domiciled in Walldorf, Germany

I. General Provisions

Section 1

Corporate Name, Registered Office and Domicile, and Period of Incorporation

1.	The name of the Company is: SAP SE.

2.	The Company’s registered office and domicile is in Walldorf, Germany.

3.	The Company is incorporated for an indefinite period of time.

Section 2

Corporate Purpose

1.

The corporate purpose of the Company is direct or indirect activity in the area of development, production, and marketing of products and the provision of services in the field of information technology, and particularly in the following fields:

-	developing and marketing integrated product and service solutions for e-commerce;

-	developing software for information technology and the licensing of its use to others;

-	organization and deployment consulting, as well as user training, for e-commerce and other software solutions;

-	selling, leasing, renting, and arranging the procurement and provision of all other forms of use of information technology systems and relevant accessories;

-	making capital investments in enterprises active in the field of information technology to promote the opening and advancement of international markets in the field of information technology.

2.

The Company is authorized to act in all the business areas listed in paragraph 1 and to delegate such activities to affiliated enterprises within the meaning of Sections 15 ff. of the German Stock Corporation Act (Aktiengesetz; “AktG”); in particular the Company is authorized to delegate its business in whole or in parts to such enterprises. The Company is authorized to establish branch offices in Germany and other countries, to found, acquire, and invest in other companies of the same or a related kind and to enter into collaboration and joint venture agreements. The Company is further authorized to invest in enterprises of all kinds principally for the purpose of placing financial resources. The Company is authorized to dispose of investments, to consolidate the management of enterprises in which it participates, to enter into affiliation agreements with such enterprises, or to do no more than manage its shareholding.

3.	The Company is authorized to take all actions and measures that are consistent with the corporate purpose or that directly or indirectly further the corporate purpose.

Section 3

Official Notices and the Transfer of Information

1.

Unless otherwise provided by law, the Company’s official notices shall be made by publication in the German Federal Gazette (Bundesanzeiger) exclusively. To the extent that declarations or information are required by law to be made accessible to the shareholders without a specific form being determined for such purpose, publication on the Company’s Internet site shall be sufficient.

2.	Information may also be transmitted to the Company’s shareholders by means of telecommunication, insofar as this is legally permissible.

II. Capital Stock and Shares

Section 4

Capital Stock

1.

The Company has capital stock of € 1,228,504,232 and is divided into 1,228,504,232 no-par value ordinary shares. The capital stock was paid up by way of conversion of SAP AG to a European Company (SE).

2.	The shares are no-par value shares. They are in bearer form.

3.

Subject to the consent of the Supervisory Board, the Executive Board shall determine the form of the share certificates, dividend coupons, and renewal coupons, as well as bonds and interest coupons. The Company may combine single shares into share certificates representing a majority of shares (multiple-share certificates). Shareholders are not entitled to share certificates.

4.	When new shares are issued, the commencement of dividend entitlement in respect of these new shares may be determined in derogation of Section 60 (2) AktG.

5.

The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock, on one or more occasions on or before June 7, 2015, by an aggregate amount of up to € 250 million in return for contributions in cash by issuing new no-par value bearer shares, but not exceeding the amount of Authorized Capital I pursuant to Section 4 (5) of the Articles of Incorporation of SAP AG which is still available immediately prior to the effective date of the conversion of SAP AG to a European Company (SE) (Authorized Capital I). The new shares are to be offered to the shareholders for subscription, with an indirect subscription right within the meaning of Section 186 (5) sentence 1 AktG being sufficient in this context. The Executive Board is authorized, however, subject to the consent of the Supervisory Board, to exclude fractional shares from the shareholders’ subscription rights. The Executive Board is further authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital I. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital I or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital I.

6.

The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to € 250 million in return for contributions in cash or kind by issuing new no-par value bearer shares, but not exceeding the amount of Authorized Capital II pursuant to Section 4 (6) of the Articles of Incorporation of SAP AG which is still available immediately prior to the effective date of the conversion of SAP AG to a European Company (SE) (Authorized Capital II). The Executive Board is authorized, subject to the consent of the Supervisory Board, to exclude the shareholders’ statutory subscription rights in the following circumstances:

-	in respect of fractional shares;

-

where the capital is increased against contributions in cash and the total pro rata amount of capital stock represented by the new shares in respect of which the shareholders’ subscription rights are excluded does not exceed 10% of the Company’s capital stock existing on June 8, 2010 or at the time the authorization is registered in the commercial register or at the time the new shares are issued and the issue price of the new shares is not substantially (within the meaning of Section 203 (1) and (2) and Section 186 (3) sentence 4 AktG) below the trading price of listed shares of the same class carrying the same rights at the time the Executive Board finally determines the issue price; for the purpose of calculating the 10% threshold, the pro rata amount of capital stock represented by any new or repurchased shares that were issued or sold after June 8, 2010 subject to the simplified exclusion of shareholders’ subscription rights pursuant to or in accordance with Section 186 (3) sentence 4 AktG and the pro rata amount of capital stock to which any conversion or option rights or obligations relate under bonds that were issued on or after June 8, 2010 by applying Section 186 (3) sentence 4 AktG mutatis mutandis must be deducted;

-

where the capital is increased against contributions in kind for the purpose of granting shares in connection with mergers with other enterprises or acquisitions of enterprises or parts thereof or interests therein.

The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital II. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital II or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital II.

7.

The capital stock shall be subject to a further contingent increase by up to € 100 million by issuing up to 100 million no-par value ordinary voting bearer shares (Contingent Capital IV). The contingent capital increase shall be implemented only to the extent that the holders or creditors of convertible bonds or warrants under the warrant-linked bonds issued or guaranteed by SAP AG or – after the conversion of SAP AG to a European Company (SE) has become effective – by SAP SE, or any of its direct or indirect majority holdings on or before May 24, 2016 by virtue of the authorization resolved by the General Meeting of Shareholders on May 25, 2011 exercise their conversion or option rights and no other methods for servicing these rights are used. The contingent capital increase may, however, not exceed the amount and number of shares equaling the amount or number immediately prior to the effective date of the conversion of SAP AG to a European Company (SE) with regard to which the contingent capital increase pursuant to Section 4 (7) of the Articles of Incorporation of SAP AG has not yet been implemented. The new shares shall in each case be issued at the conversion or option price to be determined in accordance with the above authorization resolution. The new shares shall participate in the profits as from the beginning of the fiscal year in which they are created as a result of the exercise of conversion or option rights. The Executive Board shall be authorized to determine the further details of the implementation of the contingent capital increase.

8.

The Executive Board is authorized, subject to the consent of the Supervisory Board, to increase the Company’s capital stock on one or more occasions on or before June 7, 2015 by an aggregate amount of up to € 29,609,256 in return for contributions in cash or kind by issuing new no-par value bearer shares, but not exceeding the amount of Authorized Capital III pursuant to Section 4 (8) of the Articles of Incorporation of SAP AG which is still available immediately prior to the effective date of the conversion of SAP AG to a European Company (SE) (Authorized Capital III). The shareholders’ subscription rights are excluded. The new shares may be used exclusively to grant shares to employees of SAP SE and its downstream affiliates (employee shares). In this context, the new shares may also be issued to a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG which subscribes the shares subject to an undertaking to use them exclusively for the purpose of granting employee shares. Insofar as this is permitted by law, shares may be issued to employees in such a manner that the contribution to be paid on such shares is covered by a part of the annual net income which the Executive Board and the Supervisory Board may allocate to other revenue reserves under Section 58 (2) AktG. The employee shares may also be procured by a bank or other entity meeting the requirements of Section 186 (5) sentence 1 AktG by way of securities loans, with the new shares being used to redeem such securities loans. The Executive Board is authorized, subject to the consent of the Supervisory Board, to determine the further details of the implementation of capital increases from Authorized Capital III. The Supervisory Board is authorized to amend the wording of the Articles of Incorporation after the full or partial implementation of the capital stock increase from Authorized Capital III or after the expiration of the authorization period to reflect the volume of the capital increase from Authorized Capital III.

III. Constitution and Management of the Company

Section 5

Governing Bodies

The Company’s governing bodies are:

a)	the Executive Board (the management organ),
b)	the Supervisory Board (the supervisory organ),
c)	the General Meeting of Shareholders.

The Executive Board

Section 6

Composition of the Executive Board

1.

The Executive Board shall consist of at least two persons. The Supervisory Board may determine a higher number of Executive Board members. The appointment of deputy members of the Executive Board is permissible. The latter have the same rights as the full members of the Executive Board regarding the external representation of the Company.

2.

The appointment of the full members and the deputy members of the Executive Board, the conclusion of their employment contracts, and the revocation of their appointments are the responsibility of the Supervisory Board, as are the appointment of a member of the Executive Board as chairperson of the Executive Board and the appointment of one or more member/s of the Executive Board as deputy chairperson/s of the Executive Board.

3.	The full members and the deputy members of the Executive Board will be appointed for a maximum period of five years. Reappointments are permissible.

Section 7

Rules of Procedure and Resolutions of the Executive Board

1.	The Executive Board shall unanimously adopt its own rules of procedure, unless the Supervisory Board adopts rules of procedure for the Executive Board.

2.

Resolutions of the Executive Board shall be adopted by a simple majority of votes cast, unless otherwise mandatorily prescribed by law or the Articles of Incorporation. Should a vote be tied, the chairperson of the Executive Board, if appointed, shall have the casting vote.

3.	Unless otherwise mandatorily prescribed by law or the Articles of Incorporation, the Executive Board is quorate if at least half of its members participate in passing the resolution.

Section 8

Legal Representation of the Company

The Company shall be legally represented

a)	by two members of the Executive Board;

b)

by one member of the Executive Board acting jointly with one holder of full commercial power of attorney (Prokurist) within the meaning of Sections 48-53 of the German Commercial Code (Handelsgesetzbuch; “HGB”).

Section 9

Limitation of the Executive Board’s Authority

The Executive Board owes a duty to the Company to adhere to the limitations imposed by the Articles of Incorporation or the Supervisory Board regarding the scope of its management authority or which result from a resolution adopted by the General Meeting of Shareholders pursuant to Section 119 AktG.

The Supervisory Board

Section 10

Composition, Term of Office

1.

The Supervisory Board shall be composed of eighteen members. Nine members will be elected as shareholders’ representatives by the General Meeting of Shareholders without being bound by nominations. Nine members will be appointed as employees’ representatives by the SE Works Council in accordance with the agreement on the involvement of employees (Agreement on Employee Involvement) concluded in accordance with the German Act on the Involvement of Employees in European Companies (Gesetz über die Beteiligung der Arbeitnehmer in einer Europäischen Gesellschaft (SE-Beteiligungsgesetz; “SEBG”)). When the Supervisory Board members are elected or appointed (as the case may be), substitute members may be elected or appointed (as the case may be) at the same time. Reappointments are permissible.

2.

The members of the Supervisory Board shall be appointed for a period ending with the close of the annual General Meeting of Shareholders at which the acts of the Supervisory Board were formally approved for the fourth fiscal year following commencement of the term of office, not counting the year in which their term of office commences. In any event, the term of office shall end after six years at the latest.

3.

In derogation of paragraphs 1 and 2, the following provisions shall apply for the first Supervisory Board with regard to the employees’ representatives, as provided in the Agreement on Employee Involvement: The first employees’ representatives on the first Supervisory Board have been appointed under the Agreement on Employee Involvement. Their term of office shall end at the close of the 2015 annual General Meeting of Shareholders. The term of office of the succeeding employees’ representatives on the first Supervisory Board of SAP SE appointed subsequent to this term of office shall end at the same time as the term of office of the shareholders’ representatives on the first Supervisory Board. Paragraph 2 shall thereupon also apply to the term of office of the employees’ representatives on the Supervisory Board.

4.

The members and substitute members of the Supervisory Board may resign from office by submitting a written statement addressed to the chairperson of the Supervisory Board or to the Executive Board observing a period of notice of four weeks. Resignation from office for cause (aus wichtigem Grund) with immediate effect is permitted.

5.

Substitutes for resigning shareholders’ representatives who are not replaced by substitute members will be elected for the remaining term of office of the resigning individual. The foregoing provisions shall apply mutatis mutandis to any substitutes for resigning employees’ representatives in accordance with the Agreement on Employee Involvement.

Section 11

Duties and Responsibilities of the Supervisory Board

1.

The Supervisory Board shall have all of the duties and rights that are conferred upon it by law, the Articles of Incorporation, or otherwise. Both the Executive and Supervisory Boards shall be entitled to call a General Meeting of Shareholders.

2.	The Supervisory Board shall be authorized to amend the Articles of Incorporation where such amendments only concern the wording.

3.

The Supervisory Board shall be entitled at any time to supervise all management activities of the Executive Board and to this end to inspect and examine all books and records as well as the assets of the Company.

4.	The Executive Board shall report to the Supervisory Board continuously at least to the extent stipulated by law.

5.	The Supervisory Board may set up committees from among its members and, to the extent permitted by law, may delegate decision-making powers to them.

6.	The following transactions are subject to the prior approval of the Supervisory Board:

-	adoption of the group annual plan, which shall comprise at least the budget, the investment plan, and the liquidity planning;

-

investments in tangible fixed assets or intangible fixed assets which are either not included in the investment plan for the fiscal year and which, alone or when aggregated with other investments likewise not included, have an anticipated total volume of more than 10% of the last investment plan or which are included in the investment plan but whose volume determined in the investment plan is exceeded to such an extent that the excess amount, together with corresponding amounts of other investments exceeding the plan of the same fiscal year, if any, amounts to more than 10% of the total volume of the last investment plan;

-

acquisition and sale of enterprises and interests therein or parts thereof if the (anticipated) acquisition or sales price in an individual case exceeds 0.6% of the balance sheet total of the last group balance sheet approved by the Supervisory Board; this shall not apply to any acquisition or sale within the group;

-

incurring financial liabilities vis-à-vis companies which are not members of the group if either the volume of the individual financial liability exceeds 1.0% of the balance sheet total of the last group balance sheet approved by the Supervisory Board or if, as a result of incurring such liability, the group total of all financial liabilities incurred without the approval of the Supervisory Board and not yet repaid exceeds 3.0% of the balance sheet total of the last group balance sheet approved by the Supervisory Board;

-	concluding and amending any agreements which under applicable law or the Articles of Incorporation require the approval of the General Meeting of Shareholders.

If permitted by law, the Supervisory Board may delegate the approval competence for the above-mentioned transactions to a committee generally or in individual cases. The Supervisory Board may determine additional types of transactions which the Executive Board may only perform with the Supervisory Board’s approval.

Section 12

Declarations of Intent of the Supervisory Board

1.

Declarations of intent of the Supervisory Board and its committees shall be given on behalf of the Supervisory Board by the chairperson or – should he or she be unable to do so – by the deputy chairperson.

2.

The chairperson of the Supervisory Board or his or her deputy shall be the permanent representative of the Supervisory Board vis-à-vis third parties, especially vis-à-vis courts and authorities as well as the Executive Board.

Section 13

Chairperson and Deputy Chairperson

1.

Following a General Meeting of Shareholders at which all members of the Supervisory Board to be elected by the General Meeting of Shareholders have been newly appointed, a meeting of the Supervisory Board shall take place, which shall be held without special invitation. At this meeting the Supervisory Board shall elect a chairperson and one or two deputy chairperson(s) from among its members for the term of its office. When electing the chairperson of the Supervisory Board, the oldest member in terms of age of the shareholders’ representatives on the Supervisory Board will chair the meeting; Section 14 (6) sentence 3 shall apply mutatis mutandis.

2.	Only a shareholders’ representative may be elected as chairperson of the Supervisory Board.

3.

If the chairperson is unable to discharge the duties of his or her office, the deputy chairperson shall do so in his or her place. This provision shall not affect Section 14 (6) sentence 4 and Section 20 (1).

4.	If the chairperson or a deputy chairperson leaves the Supervisory Board before the end of his or her term of office, an election shall be held without delay to replace him or her.

Section 14

Calling of Meetings and Passing of Resolutions

1.

The Supervisory Board shall adopt its own rules of procedure by a simple majority vote. The following provisions apply to the calling of meetings, quorums, and resolutions. Supplementary provisions may be stipulated in the rules of procedure.

2.

The chairperson shall call the Supervisory Board meetings in writing or text form, by letter, e-mail or facsimile message allowing a notice period of 14 days before the day of the meeting. The day on which the message calling the meeting is sent and the day of the meeting do not count toward the notice period. In urgent cases, the chairperson may shorten the notice period and also call the meeting orally or by telephone, or any other appropriate means of electronic transmission.

3.

The meetings of the Supervisory Board and its committees shall as a rule be held with the members attending in person. The Supervisory Board may provide in its rules of procedure that the meetings of the Supervisory Board and its committees may also be held by video conference or that individual members of the Supervisory Board may attend the meeting by way of video transmission, subject to the proviso that in such cases, resolutions may also be adopted by video conference or by way of video transmission, respectively.

4.

The Supervisory Board may provide in its rules of procedure for the permissibility of the adoption of resolutions of the Supervisory Board and its committees outside of meetings by obtaining written or telephone votes or by voting by video conference or any other means of electronic communication (e.g. by e-mail or facsimile).

5.	The members of the Executive Board may attend the meetings of the Supervisory Board, unless otherwise resolved in an individual case by the Supervisory Board or its chairperson.

6.

Unless otherwise mandatorily prescribed by law or the Articles of Incorporation, the Supervisory Board is quorate if at least half of its members participate in passing the resolution. The resolutions of the Supervisory Board shall be adopted by a majority of the votes cast, unless otherwise mandatorily prescribed by law or the Articles of Incorporation. In the event of a tie, the vote of the chairperson and, in the event that the chairperson does not participate in passing the resolution, the vote of the deputy chairperson, provided that he or she is a shareholders’ representative, shall be decisive (casting vote).

Section 15

Duty of Secrecy

1.

The members of the Supervisory Board shall maintain secrecy in respect of any confidential information and secrets of the Company, notably business and trade secrets, that become known to them because of their membership of the Supervisory Board. Persons attending meetings of the Supervisory Board who are not members of the Supervisory Board shall be expressly enjoined to secrecy.

2.

In the event that a member of the Supervisory Board intends to pass information on to a third party, he or she shall notify the Supervisory Board and the Executive Board of that intention in advance, naming the persons he or she wishes to inform. The Supervisory Board and the Executive Board must be given the opportunity to decide prior to the disclosure of information whether they consider such disclosure to violate paragraph 1 or not. The decision shall be delivered by the chairperson of the Supervisory Board and the chairperson or CEO of the Executive Board.

3.	The members of the Supervisory Board shall continue to maintain secrecy as set forth in the foregoing paragraphs after they leave the Supervisory Board.

Section 16

Remuneration

1.	Each member of the Supervisory Board shall, in addition to the reimbursement of his or her expenditures, receive a remuneration composed of fixed elements and a variable element.

2.

The fixed annual remuneration shall be € 100,000 for the chairperson, € 70,000 for a deputy chairperson, and € 50,000 for the other members of the Supervisory Board. For membership of the audit committee, Supervisory Board members shall in addition receive an annual fixed remuneration of € 15,000, and for membership of another Supervisory Board committee € 10,000, provided that the relevant committee has met in the relevant fiscal year; the chairperson of the audit committee shall receive € 25,000, and the chairpersons of the other committees shall receive € 20,000. The fixed remuneration shall be payable after the end of the fiscal year.

3.

The variable remuneration for each fiscal year shall be € 10,000 for the chairperson, € 8,000 for a deputy chairperson, and € 6,000 for the other members of the Supervisory Board for each € 0.01 by which the dividend distributed per share exceeds € 0.40. The variable remuneration shall be payable after the end of the General Meeting of Shareholders that resolves on the dividend for the relevant fiscal year.

4.

The total remuneration (not including the remuneration for committee membership) shall not, however, exceed € 250,000 for the chairperson, € 200,000 for a deputy chairperson, and € 150,000 for the other members of the Supervisory Board.

5.

Any members of the Supervisory Board having served for less than the entire fiscal year shall receive one twelfth of their respective remuneration for each month of service commenced. The same shall apply with respect to the increased remuneration of the chairperson and the deputy chairperson(s) pursuant to paragraph 2 sentence 1 and the remuneration for the chairperson and the members of a committee pursuant to paragraph 2 sentence 2.

6.	Any value-added tax or sales tax invoiced by a member of the Supervisory Board or shown in a credit memo against the invoice shall additionally be paid in the applicable statutory amount.

7.	Remuneration in line with the above provisions will only be granted for the time from the registration of SAP SE in the commercial register for the Company.

The General Meeting of Shareholders

Section 17

Calling the General Meeting of Shareholders

1.

The General Meeting of Shareholders shall be held at the registered office of the Company, at a location within a radius of 50 km from the registered office of the Company, or in a city in the Federal Republic of Germany where a German stock exchange is located. In the event that it is difficult to hold the General Meeting of Shareholders at these venues, the Executive Board or the Supervisory Board may call the meeting at a different venue. The invitation shall state the venue of the General Meeting of Shareholders.

2.	The Executive Board or the Supervisory Board shall call the General Meeting of Shareholders.

3.

The General Meeting of Shareholders shall be called by publication of a single announcement in the German Federal Gazette (Bundesanzeiger), giving the information required by law, with a notice period of at least thirty days prior to the date of the General Meeting of Shareholders, which notice period is to be extended by the number of days of the application period pursuant to Section 18 (2); the day on which the General Meeting of Shareholders is held and the day on which it is called shall not be included in the calculation of the relevant period.

Section 18

Right to Attend the General Meeting of Shareholders

1.

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof to the Company of their shareholding.

2.

Application shall be made in text form in German or English and must be received by the Company at the address stated for such purpose in the calling notice no later than six days prior to the date of the General Meeting of Shareholders; the day on which the General Meeting of Shareholders is held and the day on which it is called shall not be included in the calculation of the relevant period. The calling notice may provide for a shorter period of time, which is to be specified as a number of days.

3.

Proof of shareholding shall be furnished by way of proof issued by a depositary institution in text form in German or English. The proof issued by the depositary institution shall relate to the beginning of the 21st day prior to the General Meeting of Shareholders. Paragraph 2 shall apply to the furnishing of proof mutatis mutandis.

4.	The applicability of any other application or proof procedure available under mandatory law shall remain unaffected.

5.

The Executive Board is authorized to provide that shareholders may participate in the General Meeting of Shareholders without being physically present at the venue of the General Meeting of Shareholders or being represented by a proxy and exercise all or certain of their rights in full or in part through electronic communication.

6.	The Executive Board is authorized to provide that shareholders may vote in writing or through electronic communication (postal voting) without having to attend the General Meeting of Shareholders.

Section 19

Voting Rights

1.	Each share carries one vote.

2.

Voting rights may be exercised by proxy. The proxy authorization must be granted or revoked, and proof of the proxy authorization must be provided to the Company, in the form prescribed by law. The calling notice may specify less strict requirements in this context. Such less strict requirements may be limited to the granting of proxy authorization to the proxies designated by the Company.

3.

If no share certificates have been issued, the invitation to the General Meeting of Shareholders shall stipulate the provisions that have to be fulfilled by the shareholders in order to prove their voting rights.

Section 20

Chair of the General Meeting of Shareholders

Participation of Executive Board Members and Supervisory Board Members,

Video Transmission

1.

The chairperson of the Supervisory Board shall preside over the General Meeting of Shareholders. If he or she is unable to do so, he or she shall determine another member of the Supervisory Board to discharge this duty. If the chairperson is prevented from presiding over the meeting and has not determined another member to take his or her place, a member of the Supervisory Board elected by the shareholders’ representatives on the Supervisory Board shall preside over the General Meeting of Shareholders.

2.

The chairperson shall chair the proceedings and shall determine both the order of the agenda and the order and form of voting. The chairperson may also impose a reasonable time limit on the shareholders’ right to ask questions and to speak; the chairperson may in particular reasonably determine a timeframe for the meeting, the discussions regarding the individual items on the agenda as well as for the individual questions and speaking contributions. The result of a vote may be determined by subtracting the affirmative votes or the negative votes and the abstentions from the total number of votes to which the voters are entitled.

3.

The members of the Executive Board and Supervisory Board should take part in the General Meeting of Shareholders in person. If any member of the Supervisory Board is unable to attend the General Meeting of Shareholders in person because he or she has good reason to be abroad, it is possible for him or her to take part via video transmission.

4.	The Executive Board is authorized to permit full or partial video or audio transmission of the General Meeting of Shareholders.

Section 21

Resolutions of the General Meeting of Shareholders

1.	The resolutions of the General Meeting of Shareholders shall be adopted with a majority of valid votes cast, unless a larger majority is prescribed by law or the Articles of Incorporation.

2.

A resolution of the General Meeting of Shareholders on an amendment of the Articles of Incorporation requires a majority of at least three quarters of valid votes cast. For any amendments of the Articles of Incorporation which require a simple majority for stock corporations established under German law, however, the simple majority of the valid votes cast shall suffice if at least half of the subscribed capital is represented or, in the absence of such quorum, the majority prescribed by law shall suffice.

Section 22

Record of the General Meeting of Shareholders

1.	The proceedings at the General Meeting of Shareholders shall be recorded by notarial deed, and the record shall be signed by the notary public.

2.	The record shall have full probative value for the shareholders, both with regard to their relationship inter se and in their relationship to their representatives.

3.	The proxy documents need not be attached to the record.

IV. Annual Financial Statements and Appropriation of Retained Earnings

Section 23

Fiscal Year, Annual Report, Annual Financial Statements and Group Annual Financial Statements, Formal Approval of the Acts of the Executive and Supervisory Boards, Distribution of Retained Earnings

1.	The fiscal year shall be the calendar year. The first fiscal year shall be the calendar year in which SAP SE is registered in the commercial register for the Company.

2.

In the first three months of each fiscal year, the Executive Board shall prepare the annual financial statements, the group annual financial statements, the management report, and the group management report for the previous fiscal year and submit them to the Supervisory Board and to the auditor. At that time the Executive Board shall submit to the Supervisory Board the proposal it wishes to make to the Annual General Meeting of Shareholders concerning the appropriation of retained earnings. These provisions do not affect Sections 298 (3) and 315 (3) HGB.

3.

The annual financial statements, the group annual financial statements, the management report, the group management report, the Supervisory Board’s report pursuant to Section 171 (2) AktG, and the Executive Board’s proposal for the appropriation of the retained earnings shall be available for the shareholders’ inspection at the offices of the Company from the time when the Annual General Meeting of Shareholders is called. The obligations under the foregoing sentence shall not apply if the specified documents are made available on the Company’s website for the same period of time.

4.

Each year, after receiving the Supervisory Board’s report pursuant to Section 171 (2) AktG, the Annual General Meeting of Shareholders shall resolve within the first six months of the fiscal year on the formal approval of the acts of the Executive and Supervisory Boards, the appropriation of the retained earnings, the appointment of the auditor, and in the cases provided for by law, the adoption of the annual financial statements, and approval of the group annual financial statements.

5.

When approving the annual financial statements, the Executive and Supervisory Boards shall be authorized to transfer to revenue reserves either all or part of the annual net income remaining after deduction of amounts to be transferred to the legal reserves and of any accumulated losses carried forward. The Executive and Supervisory Boards may not transfer more than one half of the annual net income if, after such transfer, the other revenue reserves would exceed one half of the capital stock.

6.	Instead of distributing a cash dividend, the General Meeting of Shareholders can resolve to appropriate retained earnings by way of distribution in kind.

V. Final Provisions

Section 24

Formation Costs

1.	The Company shall bear all costs connected with its formation and conversion to a stock corporation, estimated to be DM 250,000.00.

2.	The Company shall bear all costs connected with the formation of SAP SE by way of the conversion of SAP AG to a European Company (SE) in the amount of up to € 4 million.

- End of Articles of Incorporation -

The following documents are available on the Internet at www.sap.com/agm and will also be available for inspection at the General Meeting of Shareholders:

-

the Conversion Plan dated March 21, 2014 (deeds of notary public Dr Hoffmann-Remy with office in Heidelberg, notary’s office 5 of Heidelberg, roll of deeds no. 5 UR 493/2014 and 500/2014) including the Articles of Incorporation of SAP SE attached thereto as an annex,

-	the Conversion Report by the Executive Board of SAP AG dated March 21, 2014,

-	the certificate issued by the court-appointed independent expert, PricewaterhouseCoopers AG Wirtschaftsprüfungsgesellschaft, Frankfurt am Main, in accordance with Article 37 (6) of the SE Regulation,

-	the Agreement on the Involvement of Employees in SAP SE dated March 10, 2014,

-	the annual financial statements and the group annual financial statements, as well as the combined management reports and group management reports, of SAP AG for fiscal years 2011, 2012 and 2013.

Please note the following with regard to the election of the Supervisory Board members elected by the shareholders’ representatives of SAP SE:

In accordance with Article 40 (2) and (3) of the SE Regulation, Section 17 of the German SE Implementation Act (SE-Ausführungsgesetz; “SE-AG”), Section 21 (3) of the German Act on Employee Involvement in European Companies (SE-Beteiligungsgesetz; “SEBG”), Section II. (2) and (3) of the Agreement on the Involvement of Employees in SAP SE dated March 10, 2014 and Section 10 (1) of the Articles of Incorporation of SAP SE, the first Supervisory Board of SAP SE comprises eighteen members, nine of whom will be elected by the General Meeting of Shareholders as shareholders’ representatives and the remaining nine as well as one personal substitute member for each of them were appointed under the Agreement on the Involvement of Employees in SAP SE referred to above.

The General Meeting of Shareholders is not obligated to observe nominations.

The election will be held separately for each individual.

If Prof. Dr h. c. mult. Hasso Plattner is elected, he is proposed to be nominated as candidate to chair the Supervisory Board.

The information pursuant to Section 125 (1) sentence 5 AktG regarding memberships held by the persons nominated by the Supervisory Board of other supervisory boards to be established by law and of comparable supervisory bodies of commercial enterprises in Germany and abroad is set out below in the Section entitled “Information regarding Item 8 b) on the agenda (Election of the Supervisory Board members as shareholders’ representatives in SAP SE)”.

Please note the following with regard to Jim Hagemann Snabe: Jim Hagemann Snabe will resign from the Executive Board of SAP AG with effect from the close of the General Meeting of Shareholders held on May 21, 2014. Pursuant to Section 100 (2) sentence 1 no. 4 half-sentence 1 AktG, which also applies to an SE through the reference contained in Article 9 (1) (c) of the SE Regulation, a so-called cooling-off period of two years must generally be observed for any executive member who wishes to move to the supervisory board of a listed company. The election of Jim Hagemann Snabe is, however, supported by shareholders who – in accordance with Section 100 (2) sentence 1 no. 4 half-sentence 2 AktG in conjunction with Article 9 (1) (c) of the SE Regulation – hold more than 25% of the voting rights in the Company. The Supervisory Board received corresponding letters prior to the meeting on March 20, 2014. The Supervisory Board concurs. Section 100 (2) sentence 1 no. 4 AktG in conjunction with Article 9 (1) (c) of the SE Regulation therefore does not conflict with the election of Jim Hagemann Snabe. Moreover, Jim Hagemann Snabe has also submitted a written declaration to the Chairman of the Supervisory Board that he will not seek election to the office of Chairman of the Supervisory Board, nor to the office of Chairman of the Audit Committee or the General and Compensation Committee for the duration of the two-year cooling-off period, i.e. before May 22, 2016.

Please note the following pursuant to Section 5.4.1 (4) through (6) of the German Corporate Governance Code (Deutscher Corporate Governance Kodex): Irrespective of the fact that all the persons nominated above already serve in the capacity of chairman, member of the Supervisory Board or co-CEO of SAP AG, as the case may be, and therefore maintain business relations with SAP AG and its respective corporate bodies, i.e. Supervisory Board or Executive Board, the following business relations exist between the persons nominated above on the one hand and companies of the SAP group, the corporate bodies of the Company or a shareholder who directly or indirectly holds more than 10% of the voting shares in the Company on the other hand which, in the assessment of the Supervisory Board, an objective shareholder would regard as material in his or her decision to vote: in respect of Prof. Dr h. c. mult. Hasso Plattner, the consultancy agreement mentioned in the Compensation Report on page 45 of the 2013 Annual Report, and in respect of Prof. Dr. Wilhelm Haarmann, the consultancy arrangement described on the same page.

***

II.	INFORMATION REGARDING ITEM 8 B) ON THE AGENDA (ELECTION OF THE SUPERVISORY BOARD MEMBERS AS SHAREHOLDERS’ REPRESENTATIVES IN SAP SE)

Information pursuant to Section 125 (1) sentence 5 AktG regarding the persons nominated to the Supervisory Board under Item 9 on the agenda

(i)	Prof. Dr h. c. mult. Hasso Plattner

Memberships of other supervisory boards to be established by law none

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad

Supervisory Board of Oligo Lichttechnik GmbH, Hennef, Germany

(ii)	Pekka Ala-Pietilä

Memberships of other supervisory boards to be established by law none

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad

Board of Directors of Solidium Oy, Helsinki, Finland (Chairman)

Board of Directors of Pöyry Plc, Vantaa, Finland

Board of Directors of CVON Group Limited, London, United Kingdom (Chairman)

Board of Directors of CVON Limited, London, United Kingdom

Board of Directors of CVON Innovation Services Oy, Turku, Finland (Chairman)

Board of Directors of CVON Future Limited, London, United Kingdom

Board of Directors of Blyk International Ltd., London, United Kingdom (Chairman)

Board of Directors of Huhtamäki Oyj, Espoo, Finland (Chairman)

(iii)	Prof. Anja Feldmann, Ph.D.

Memberships of other supervisory boards to be established by law none

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad none

(iv)	Prof. Dr Wilhelm Haarmann

Memberships of other supervisory boards to be established by law

Supervisory Board of CinemaxX AG, Hamburg, Germany (Chairman)

Supervisory Board of Celesio AG, Stuttgart, Germany

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad none

(v)	Bernard Liautaud

Memberships of other supervisory boards to be established by law none

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad

Board of Directors of nlyte Software Ltd., London, United Kingdom

Board of Directors of Talend SA, Suresnes, France

Board of Directors of Quickbridge (UK) Ltd., London, United Kingdom

Board of Directors of SCYTL Secure Electronic Voting SA, Barcelona, Spain

Board of Directors of Abiquo Group Inc., Redwood City, California, USA

Board of Directors of Vestiaire Collective SA, Levallois-Perret, France

Board of Directors of Dashlane, Inc., New York, New York, USA

Board of Directors of Recorded Future, Inc, Cambridge, Massachusetts, USA

Board of Directors of eWise Group, Inc., Redwood City, California, USA

Board of Directors of Qubit Digital Ltd., London, United Kingdom

(vi)	Dr h. c. Hartmut Mehdorn

Memberships of other supervisory boards to be established by law none

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad

Advisory Board of Fiege Group, Greven, Germany (advisory body only)

Board of Directors of Rossijskije schelesnyje dorogi (Open Joint Stock Company “Russian Railways”), Moscow, Russian Federation

(vii)	Dr Erhard Schipporeit

Memberships of other supervisory boards to be established by law

Supervisory Board of Talanx Aktiengesellschaft, Hanover, Germany

Supervisory Board of Deutsche Börse Aktiengesellschaft, Frankfurt am Main, Germany

Supervisory Board of Fuchs Petrolub SE, Mannheim, Germany

Supervisory Board of Hannover Rückversicherung SE, Hanover, Germany

Supervisory Board of BDO AG Wirtschaftsprüfungsgesellschaft, Hamburg, Germany

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad

Supervisory Board of HDI Haftpflichtverband der Deutschen Industrie V. a. G. (not a commercial enterprise (Handelsgesellschaft) within the meaning of Section 100 (2) sentence 1 no. 1 AktG), Hanover, Germany

Board of Directors of TUI Travel PLC, London, United Kingdom

Board of Directors of Fidelity Funds SICAV, Luxembourg

(viii)	Jim Hagemann Snabe

Memberships of other supervisory boards to be established by law

Siemens Aktiengesellschaft, Berlin and Munich, Germany

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad

Bang & Olufsen a/s, Stuer, Denmark (Vice Chairman)

Danske Bank A/S, Copenhagen, Denmark

SAP LABS, LLC, Palo Alto, California, USA (group membership, expiring at the time of the 2014 General Meeting of Shareholders at the latest)

SuccessFactors, Inc., San Mateo, California, USA (group membership, expiring at the time of the 2014 General Meeting of Shareholders at the latest)

(ix)	Prof. Dr-Ing. Dr-Ing. E. h. Klaus Wucherer

Memberships of other supervisory boards to be established by law

Supervisory Board of HEITECH AG, Erlangen, Germany (Vice Chairman)

Supervisory Board of Dürr Aktiengesellschaft, Bietigheim-Bissingen, Germany

Supervisory Board of LEONI AG, Nuremberg, Germany (Vice Chairman)

Supervisory Board of Festo AG & Co. KG, Esslingen, Germany (Chairman)

Memberships of comparable supervisory bodies of commercial enterprises in Germany and abroad none

***

III.	FURTHER INFORMATION AND DETAILS CONCERNING THE GENERAL MEETING OF SHAREHOLDERS

1.	Conditions for attending the General Meeting of Shareholders and exercising voting rights

a)	Application to attend and proof

Shareholders are entitled to attend the General Meeting of Shareholders and to exercise their voting rights only if they have submitted an application prior to the General Meeting of Shareholders and furnished proof of their shareholding to the Company. Application must be made in German or English and must be received by the Company in text form (Section 126b of the German Civil Code (Bürgerliches Gesetzbuch; “BGB”)). Proof of shareholding must be furnished by way of a confirmation issued by a depositary institution in text form (Section 126b BGB) in German or English. The confirmation issued by the depositary institution must relate to the beginning (i.e. 0.00 hrs (Central European Summer Time, CEST)) of April 30, 2014 (the Record Date). The application as well as the proof of shareholding must be received by the Company by no later than the end (i.e. 24.00 hrs (CEST)) of May 14, 2014 at the address below:

SAP AG

c/o DZ BANK AG

represented by dwpbank

– WASHV –

Landsberger Str. 187

80687 Munich

or by fax: +49(0)69 5099 1110

or by e-mail: hv-eintrittskarten@dwpbank.de

b)	Relevance of the Record Date

In relations with the Company, a person will be deemed to be a shareholder for the purpose of attending the General Meeting of Shareholders or exercising voting rights only if proof of their shareholding, as described above, has been furnished. Any changes in shareholdings occurring after the Record Date are of no relevance in this regard. Shareholders who have acquired their shares only after the Record Date are therefore not entitled, in relations with the Company, to attend the General Meeting of Shareholders or exercise voting rights as shareholders. Shareholders who have duly applied for attendance and provided proof of their shareholdings are entitled, in relations with the Company, to attend the General Meeting of Shareholders and to exercise their voting rights even if they disposed of their shares after the Record Date. The Record Date will not affect the calculation of the shareholders’ dividend entitlement.

c)	Ordering admission tickets

Once the application and proof of shareholdings have been submitted correctly (as described above in paragraph a) of this Section 1), the shareholders will be issued with admission tickets for the General Meeting of Shareholders. In order to facilitate processing, we ask that you present the admission ticket at the entrance when you attend the meeting (online participation excepted). Information on online attendance (see Section 3 below) and on granting proxy authorization and issuing instructions to proxies designated by the Company using the website provided by the Company for this purpose (see Section 4 paragraph c) below) is printed on the admission ticket, as is a form and the necessary information for voting by post (see Section 2 below). Most depositary institutions will ensure timely receipt of the admission tickets, provided that shareholders complete the forms for ordering admission tickets sent to them by their depositary institutions and return them to the relevant depositary institution in sufficient time for such institution to arrange for the application and proof of shareholding to be submitted on behalf of the shareholders before the application period ends. Admission tickets are provided for organizational purposes only and do not represent further conditions for participation.

2.	Voting by post

Within the scope specified below, shareholders also have the option to vote by post, i.e. without having to attend the General Meeting of Shareholders. This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). Voting by post must be performed in writing, using the (postal voting) form which is printed on the admission ticket and which is also available on the Internet at www.sap.com/agm. The form used for postal voting must be received by the Company, fully completed and, in particular, bearing the admission ticket number and the validation code, by May 20, 2014 (day of receipt of post) by the Company at the following address:

SAP AG

c/o Computershare Operations Center

D-80249 Munich

The fully completed form may also be sent by fax and must in this case be received by 12.00 hrs (CEST) on May 20, 2014, on fax number +49 (0)89 30903 74675.

Postal voting will be limited to voting on resolution proposals of the Executive Board and/or the Supervisory Board that were published in the invitation to the General Meeting of Shareholders (including a potential adjustment of the proposed resolution on the appropriation of retained earnings to reflect the number of shares carrying dividend rights existing at the time the resolution is adopted, which adjustment is announced in the invitation) as well as on shareholders’ resolution proposals published together with any addition to the agenda pursuant to Section 122 (2) AktG.

Votes cast by post may be revoked or amended by written notice directed at the postal address specified above (in this Section 2) by May 20, 2014 (day of receipt of post) or by transmitting the written notice by fax to the number specified (here in Section 2) above by 12.00 hrs (CEST) on May 20, 2014 (time of receipt of fax). The right to attend the General Meeting of Shareholders remains unaffected. If shareholders wish to attend the General Meeting of Shareholders either themselves or through a proxy and to represent the relevant shares, i.e. to exercise the shareholder rights arising from such shares, despite having previously cast their votes by post, this will be possible but will be deemed a revocation of the votes cast by post. This also applies in the event that shareholders, either themselves or through a proxy, participate in the General Meeting of Shareholders by way of online participation (see Section 3 below). The forms to be used for postal voting provide for the relevant declarations.

3.	Online participation in the General Meeting of Shareholders

Within the scope specified below, shareholders also have the option to participate in the General Meeting of Shareholders directly via the Internet, i.e. without having to be physically present at its venue (online participation). This, too, requires correct submission of the application and of proof of their shareholding, as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). From 8.00 hrs (CEST) on May 21, 2014, shareholders can log in to the online participation system on www.sap.com/agm by entering the required access data and will then be able to participate online in the General Meeting of Shareholders from its beginning. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and the validation code, allows them to again access the online participation system, if required, as well as the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies (see Section 4 lit. c) below for more detail). Online participation is not possible if the relevant shares are represented by a participant (the shareholder or his/her proxy) who is present at the venue of the General Meeting of Shareholders.

Persons participating online will be able to follow the entire General Meeting of Shareholders audio-visually via the Internet, to cast their votes in real time during the voting procedure and to inspect the list of participants of the General Meeting of Shareholders electronically. Any further options of exercising shareholder rights by way of online participation will not be available for technical and organizational reasons. If participants wish to discontinue their online participation before the voting procedure begins, they may (among other options) authorize the Company proxies to exercise the participants’ voting rights in accordance with their instructions.

4.	Voting by proxy

a)	Option to vote by proxy

Shareholders may elect to have their voting rights exercised by a proxy, e.g. by a bank, a shareholders’ association, by proxies designated by the Company or another person of their choice. In this case, correct submission of the application to attend and of proof of shareholding is also required as set out in Section 1 above (Conditions for attending the General Meeting of Shareholders and exercising voting rights). It is possible to appoint a proxy both prior to and during the General Meeting of Shareholders, and proxies may be appointed by way of the shareholder making a declaration to the relevant proxy or to the Company.

The proxy attending the General Meeting of Shareholders may exercise the voting right in the same way as the shareholder could, insofar as neither the law nor the relevant shareholder or the proxy provides for any restrictions or other requirements. Subject to such restrictions, a proxy may, even if the admission ticket is not made out in his or her name, exercise voting rights by way of postal voting or online participation, provided the requirements set out in Section 2 (Voting by post) and/or Section 3 (Online participation in the General Meeting of Shareholders) are fulfilled. For processing reasons, online participation by the proxy is only possible once the Company has received the relevant declaration of authorization or other proof of proxy authorization, in each case in due form, and the proxy has been registered in the system on this basis as a person who has been granted access. Timely registration of the proxy in the system will in any event be ensured if and as soon as the relevant proxy authorization or the relevant proof has been transmitted to the e-mail address specified in lit. d) of this Section 4 in one of the formats indicated.

b)	Form of proxy authorization

Pursuant to Section 134 (3) sentence 3 AktG, the proxy authorization must be granted or revoked, and proof of the proxy authorization to be provided to the Company must be provided, in text form (Section 126b BGB). The special provisions set out below in lit. c) of this Section 4 additionally apply where authorization is granted to proxies designated by the Company. In the event that proxy authorization is granted to banks or shareholders’ associations, or persons or associations which have an equivalent status under Section 135 (8) AktG or institutions or enterprises which have equivalent status under Section 135 (10) AktG, the text form, in derogation from the above, is neither required pursuant to Section 134 (3) sentence 3 AktG, nor do the Articles of Incorporation contain a specific provision governing such case. Banks and shareholders’ associations, as well as persons, associations, institutions and enterprises which have an equivalent status under Section 135 (8) or (10) AktG may therefore use forms for the granting of proxy authorization which need only comply with the statutory provisions governing such case, in particular those contained in Section 135 AktG. Reference is made to the special procedure pursuant to Section 135 (1) sentence 5 AktG.

c)	Proxies designated by the Company, special provisions regarding their authorization

Within the scope specified below, we offer our shareholders the option to be represented at the General Meeting of Shareholders by employees designated as proxies by the Company (Company proxies) who are bound by the shareholders’ instructions. The Company proxies will exercise their powers only to the extent that shareholders have previously instructed them to exercise their voting rights. The proxies designated by the Company are obligated to vote in accordance with the instructions given to them. The authorization of Company proxies may be granted and revoked, and instructions to them may be given and amended, by declaration to the Company in text form and also via the Internet dialogue provided by the Company for this purpose at www.sap.com/agm. In addition to the admission ticket number, the required access data comprise a validation code, the family name, first name and place of residence of the person in whose name the admission ticket is made out, and the relevant number of shares, each as printed on the admission ticket. Once shareholders have entered these access data for the first time, they will receive an access code which, together with the admission ticket number and validation code, allows them to again access the Internet dialogue for granting proxy authorization and issuing instructions to Company proxies at a later time, as well as to access the online participation system (see Section 3 above). Authorizations and instructions to the Company proxies may still be given and/or modified online during the General Meeting of Shareholders until the commencement of the voting procedure. Shareholders wishing to authorize the Company proxies and to provide them with the necessary instructions may of course also use the form on the admission ticket for the General Meeting of Shareholders to do so. Giving authorizations and instructions to the Company proxies is still possible at the General Meeting of Shareholders, namely until the commencement of the voting procedure.

If, besides the authorization for and instructions to the Company proxies, the Company has received postal votes (see Section 2 above), these postal votes will always take precedence; in this case, the Company proxies will not exercise the authorization granted to them and will not represent the relevant shares. Equally, the Company proxies will not exercise any authorization granted to them and will not represent the relevant shares if the relevant shares are represented by a participant (a shareholder or his/her proxy) who is physically present at the venue of the General Meeting of Shareholders or by way of online participation.

d)	Proof of proxy authorization

If proxy authorization is granted by way of a declaration made to the Company, no separate proof of proxy authorization to the Company is required. If, however, proxy authorization is granted by way of a declaration made to the proxy appointed, the Company may demand to see proof of such authorization, unless otherwise provided for in Section 135 AktG, i.e. in particular where a bank or shareholders’ association is appointed proxy. The granting of proxy authorization may be proven, for example, by the proxy presenting the document confirming his or her authorization in due form at the entrance on the day of the General Meeting of Shareholders, or by (the shareholder or proxy) sending proof of authorization to the Company in advance. Such proof may be directed to the postal address or fax number of the Company stated in Section 2 for voting by post. In accordance with Section 134 (3) sentence 4 AktG, we offer the following means of electronic communication: the proof of appointment of a proxy may be sent to the Company by e-mail to: sap-hv2014@computershare.de. It will be ensured that Word, .pdf, .jpg, .txt and .tif documents sent as e-mail attachments will be taken into account (with the possibility of existing e-mails being forwarded). The Company is only able to easily and clearly draw the link between proof of proxy authorization that is sent by e-mail and a specific application to attend if such authorization or the corresponding e-mail states the family name, first name and address of the relevant shareholder and, if already known, the admission ticket number and the validation code. The means of communication specified above will also be available for granting or revoking proxy authorization by means of a declaration to the Company.

e)	Multiple proxies

If a shareholder appoints more than one proxy, the Company is entitled under Section 134 (3) sentence 2 AktG to refuse one or more of them.

f)	Forms for granting proxy authorization

Shareholders will receive forms which may be used for granting proxy authorization as well as for granting proxy authorization and issuing instructions to the Company proxies together with their admission tickets following correct submission of the application and proof of shareholding. A screen form can also be accessed via the Internet dialogue provided by the Company for granting proxy authorizations and issuing instructions to Company proxies. A printable form for granting proxy authorization and, where appropriate, for issuing instructions is also available on the Internet at www.sap.com/agm. To facilitate processing, we ask that these forms be used for granting proxy authorization if proxies are appointed by way of a declaration made to the Company, including where proxy authorization is granted and instructions are issued to the Company proxies. Forms for granting proxy authorization and, as appropriate, issuing instructions during the General Meeting of Shareholders are also contained in the voting card pads which are distributed at the entrance to the General Meeting of Shareholders.

5.	Live transmission of the General Meeting of Shareholders on the Internet

All shareholders of SAP AG and the interested general public may follow the entire General Meeting of Shareholders on May 21, 2014 from 10.00 hrs (CEST) live on the Internet. Unrestricted online access to the live transmission will be possible via the Internet at www.sap.com/agm. The opening by the chairman as well as the speeches by the co-CEOs will also be recorded and will be available on the Internet at the address specified above after the General Meeting of Shareholders.

6.	Shareholder rights

a)	Requests for additional agenda items pursuant to Section 122 (2) AktG

Shareholders collectively holding at least one twentieth of the capital stock or at least € 500,000 in total (the latter corresponding to 500,000 shares) may request that additional items be added to the agenda and made public. Each new item must be accompanied by the corresponding grounds or a resolution proposal. Such requests must be made in writing to the Company’s Executive Board and must have been received by the Company by 24.00 hrs (CEST) on April 20, 2014. The request may be sent to the following address: SAP AG, Vorstand, Dietmar-Hopp-Allee 16, D-69190 Walldorf.

Section 142 (2) sentence 2 AktG, which provides that shareholders requesting additional agenda items must submit proof that they have been holding the shares for at least three months prior to the date of the General Meeting of Shareholders and that they will continue to hold the shares up to the date on which a decision on their request is taken, applies mutatis mutandis in accordance with Section 122 (2) sentence 1 AktG. In this respect, the Company will accept proof that shareholders requesting additional agenda items have been holding the shares required for the quorum to be achieved (see above) at least since the beginning (i.e. 0.00 hrs (Central European Time) of February 21, 2014 up to the beginning of the day on which the request for additional agenda items is dispatched. Shareholding periods of third parties will be taken into account in accordance with Section 70 AktG.

Any additions to the agenda which require publication and were not published in the calling notice will be published in the German Federal Gazette as soon as they have been received by the Company and will be forwarded for publication to media which can be expected to publish the information across the entire European Union. Any requests for additional items to be added to the agenda within the meaning of Section 122 (2) AktG which are received by the Company once the General Meeting of Shareholders has been called will also be made available on the Internet at www.sap.com/agm and will be communicated to the shareholders as soon as they have been received by the Company.

b)	Shareholder motions and nominations pursuant to Section 126 (1) and Section 127 AktG

At the General Meeting of Shareholders, shareholders may make applications and nominations relating to particular agenda items and the rules of procedure without any notice, publication or other special action being required prior to the General Meeting of Shareholders. (This does not apply in the case of online participation, see Section 3 above.)

Counter-motions within the meaning of Section 126 AktG regarding the proposals of the Executive Board and the Supervisory Board on any specific item on the agenda as well as nominations within the meaning of Section 127 AktG will be made available via the Internet at www.sap.com/agm, including the name of the shareholder concerned, the relevant reasons (which, however, are not required for nominations) and, if appropriate, a statement by the management if received by the end (i.e. 24.00 hrs (CEST)) of May 6, 2014 at

SAP AG

Investor Relations

Dietmar-Hopp-Allee 16

D-69190 Walldorf

or by fax: +49 (0)6227/7-40805

or by e-mail: investor@sap.com

and if the remaining requirements with regard to the Company’s duty to disclose pursuant to Section 126 and Section 127 AktG are complied with.

c)	Shareholders’ right to information pursuant to Section 131 (1) AktG

Under Section 131 (1) AktG, any shareholder must upon request be given information by the Executive Board at the General Meeting of Shareholders relating to the Company’s affairs, including its legal and business relations to affiliates, the financial position of the group and the companies included in the group annual financial statements, provided such information is necessary in order to make an informed judgment in respect of an agenda item and the Executive Board does not have the right to refuse to disclose such information. Shareholders attending online, however, are not able to issue requests for information (see Section 3 above).

d)	Further information

Further information on the shareholders’ rights pursuant to Section 122 (2), Section 126 (1), Section 127 and Section 131 (1) AktG, in particular information relating to additional requirements above and beyond compliance with the relevant deadlines, is available on the Internet at www.sap.com/agm.

7.	Website offering information and publication of the invitation

This calling notice for the General Meeting of Shareholders and the information and documents to be made available pursuant to Section 124a AktG, any requests for additional agenda items within the meaning of Section 122 (2) AktG and other information are available on the Internet at www.sap.com/agm. The invitation, together with the full agenda and the resolution proposals of the Executive Board and the Supervisory Board, will be published in the German Federal Gazette and was moreover forwarded for publication to media which can be expected to publish the information across the entire European Union.

8.	Total number of shares and voting rights

On the date on which the General Meeting of Shareholders is called, the Company has capital stock of € 1,228,504,232, which is divided into 1,228,504,232 no-par value shares each representing one vote (information in accordance with Section 30b (1) no. 1 of the German Securities Trading Act (Wertpapierhandelsgesetz; “WpHG”); this total includes the treasury shares held on the date on which the General Meeting of Shareholders is called, which do not, however, attribute any rights to the Company in accordance with Section 71b AktG).

Walldorf, April 2014

SAP AG

The Executive Board